COHEN & STEERS MLP INCOME AND ENERGY OPPORTUNITY FUND, INC.

280 Park Avenue, 10th Floor

New York, New York 10017

March 2, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, D.C. 20549

John Grzeskiewicz, Senior Counsel

Re:	Cohen & Steers MLP Income and Energy Opportunity Fund, Inc.
Preliminary Proxy Statement on Schedule 14A
File Numbers: 811-22780

Ladies and Gentlemen:

On behalf of Cohen & Steers MLP Income & Energy Opportunity Fund, Inc. (the “Fund” or the “Registrant”), below please find Fund’s response to comments of the Securities and Exchange Commission’s (the “Commission”) staff (the “Staff”) on Fund’s preliminary proxy statement on Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), filed with the Commission on February 10, 2021 (the “Preliminary Proxy Statement”) that were provided to Dana DeVivo by John Grzeskiewicz of the Staff by telephone on February 18, 2021.

For the convenience of the Staff, these comments have been restated below in their entirety. Fund’s response follows each comment along with any disclosure that will be reflected in the definitive proxy statement (the “Proxy Statement”). In addition to revisions made in response to Staff comments, certain other stylistic and clarifying changes will be reflected the Proxy Statement. Capitalized terms used but not defined herein have the meanings assigned to them in the Preliminary Proxy Statement.

COMMON QUESTIONS YOU MAY HAVE ABOUT THE PROPOSED LIQUIDATION AND DISSOLUTION

1.	Staff Comment: Under the heading “Why is the Liquidation and Dissolution Being Recommended,” please clarify what breakage costs are.

Response: The requested change has been made and the revised language is as follows (new language denoted by underline):

Securities and Exchange Commission

March 2, 2021

Following a period of extreme volatility and price depreciation in the market for MLPs, the Fund’s net asset value (“NAV”) fell significantly and the Fund repaid a large amount of its borrowings, incurring breakage costs, to keep the Fund in line with applicable Investment Company Act of 1940 restrictions and credit facility covenants. Breakage costs are payments made by the Fund to a credit provider to compensate such person for losses on interest rate hedging positions incurred as a result of the Fund prepaying its fixed rate interest payments under its credit agreement. A combination of lower assets and the breakage costs associated with the Fund’s recent deleveraging have also led to a higher expense ratio for stockholders.

2.

Staff Comment: Under the heading “Will the Fund Pay for the Expenses of Liquidating and Dissolving the Fund,” please also provide an estimate of the proxy solicitation costs if separate from the liquidation costs. If the proxy solicitation costs are included in the liquidation costs, please state that they are included.

Response: The requested changes have been made and the revised language is as follows (new language denoted by underline):

The expenses of liquidating and dissolving the Fund will be paid by the Fund. If approved, the Fund’s payment of liquidating distributions to stockholders is expected to occur shortly after the Meeting on or about June 2021, or, if adjourned, shortly after the date of the Meeting at which stockholders approve the liquidation of the Fund. Such expenses are estimated to be approximately $220,000 in the aggregate, including approximately $60,000 in proxy solicitation costs.

PROXY STATEMENT

3.

Staff Comment: On page 3, under “General Income Tax Consequences,” disclose whether there are any special consequences for stockholders that hold their shares through an individual retirement account (“IRA”).

Response: The requested changes have been made and the added language is as follows:

Distributions of liquidation proceeds to a tax-qualified plan or individual retirement account will generally not be taxable for United States Federal income tax purposes. However, any withdrawals made from such a tax-advantaged arrangement may be taxable to you. Stockholders should discuss the impact, if any, of the liquidation with their tax adviser.

Securities and Exchange Commission

March 2, 2021

4.

Staff Comment: On page 3, under “General Income Tax Consequences,” is it possible to provide stockholders with their respective cost basis? If you will provide stockholders with their respective cost basis, please disclose.

Response: The Registrant will not be providing stockholders with their respective cost basis as, generally, each stockholder’s cost basis will be different depending on their acquisition price and transaction activity.

General

5.	Staff Comment: Please confirm that the Fund will stay current on all filing obligations until its liquidation and dissolution is complete.

Response: The Registrant confirms that it will stay current on all filing obligations until its liquidation and dissolution is complete.

6.	Staff Comment: Please confirm that the Fund will use reasonable efforts to find all stockholders entitled to receive liquidating distributions.

Response: The Registrant confirms that it will use reasonable efforts to find all stockholders entitled to receive liquidating distributions.

7.

Staff Comment: Please confirm that the Fund will confirm the collectability of all receivables and will include in its calculation of liquidation expenses anything the Fund believes will not be collected.

Response: The Registrant confirms that it will confirm the collectability of all receivables and will include in its calculation of liquidation expenses anything it believes will not be collected

8.

Staff Comment: Please advise whether the Accounting Standards Codification Topic 450 (FAS No. 5) will be used in accounting for the liquidation (i.e., to make sure the Fund has set aside sufficient assets to cover its liabilities).

Response: The Registrant confirms that it will use Accounting Standards Codification Topic 450 (FAS No. 5) in accounting for the liquidation.

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Securities and Exchange Commission

March 2, 2021

We hope the Staff finds this letter and the revisions in the Proxy Statement responsive to comments on the Preliminary Proxy Statement. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at (212) 796-9347.

Sincerely yours,

/s/ Dana A. DeVivo
Dana A. DeVivo